Exhibit 99.1

Bilibili Inc. Announces Fourth Quarter 2018 and Fiscal Year 2018 Financial Results

SHANGHAI, February 27, 2019 — Bilibili Inc. (“Bilibili” or the “Company”) (NASDAQ: BILI), a leading online entertainment platform for young generations in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2018.

Fourth Quarter 2018 Financial and Operational Highlights:

•                  Total net revenues 1 reached RMB1,155.5 million (US$168.1 million), a 57% increase from the same period in 2017.

•                  Net loss was RMB190.8 million (US$27.8 million) and net loss margin was 17%, compared to net loss of RMB51.3 million and net loss margin of 7% in the same period in 2017.

•                  Adjusted net loss2 was RMB152.0 million (US$22.1 million) and adjusted net loss margin2 was 13%, compared to adjusted net loss of RMB25.3 million and adjusted net loss margin of 3% in the same period in 2017.

•                  Average monthly active users (MAUs) reached 92.8 million, mobile MAUs reached 79.5 million representing increases of 29% and 37% from the same period in 2017, respectively.

•                  Average monthly paying users reached 4.4 million, without double counting users paying for multiple services, a 298% increase from the same period in 2017. Average monthly paying users for mobile games reached 0.9 million, a 36% increase from the same period in 2017.

“2018 marked a year of exceptional growth across our business led by the expansion of our diverse content, attracting more users to our increasingly engaged community,” said Mr. Rui Chen, Chairman of the Board and Chief Executive Officer of Bilibili. “Our user growth has been substantial with fourth quarter MAUs reaching 92.8 million and mobile MAUs increasing to 79.5 million, representing impressive year-over-year growth of 29% and 37%, respectively. During the fourth quarter, we generated a multitude of high-quality content though our robust PUGV ecosystem and OGV outlets, including our first self-produced variety show Storyman 2 and series of Bilibili-produced domestic animation. We also expanded our presence in e-sports and comics, with new premium e-sports streaming offerings and the launch of Bilibili Comic app, both of which cater to Generation Z’s diverse entertainment needs. Additionally, we considerably strengthened our anime, mobile games content and commercialization capabilities by securing relationships with market leaders Tencent and Alibaba during the period. As we move through 2019, we will continue to grow our business by adding best-in-class content to our industry-leading platform, and further increase the bond within our community.”

Mr. Sam Fan, Chief Financial Officer of Bilibili said, “Our total net revenues increased 57% year-over-year reaching RMB1.16 billion in the fourth quarter, with advancements in each of our core business divisions. As we execute our commercialization strategy, we are pleased to see a more balanced revenue mix with increased revenue contribution from our advertising and live broadcasting, and value-added services businesses. This shift has led to outstanding growth in the number of average monthly paying users, which nearly quadrupled year-over-year to 4.4 million in the fourth quarter. As our community continues to grow, we see considerable potential for increased monetization in the expanding online entertainment industry.”

Fourth Quarter 2018 Financial Results

Total net revenues. Total net revenues increased to RMB1,155.5 million (US$168.1 million), representing an increase of 57% from the same period of 2017.

Mobile games. Revenues from mobile games increased to RMB712.8 million (US$103.7 million), representing an increase of 15% from the same period of 2017. The increase was primarily due to the increased number of paying users for mobile games.

Live broadcasting and Value-added services (VAS). Revenues from live broadcasting and VAS increased to RMB201.8 million (US$29.4 million), representing an increase of 276% from the same period of 2017, mainly attributable to the Company’s enhanced monetization efforts, led by increases in the number of paying users for the live broadcasting services and the Company’s premium membership program.

Advertising. Revenues from advertising increased to RMB159.9 million (US$23.3 million), representing an increase of 302% from the same period of 2017. This increase was primarily attributable to additional revenue from brand advertising and the Company’s performance-based advertising launched in the fourth quarter of 2017.

E-commerce and others. Revenues from E-commerce and others were RMB81.0 million (US$11.8 million), representing an increase of 254% from the same period of 2017, primarily attributable to the increase in sales of products through the Company’s e-commerce platform.

Cost of revenues. Cost of revenues increased by 72% to RMB958.5 million (US$139.4 million), compared to RMB558.0 million in the same period of 2017. Revenue-sharing cost, a key component of cost of revenues, was RMB433.8 million (US$63.1 million), representing an increase of 54% from the same period in 2017.

Gross profit. Gross profit increased to RMB197.0 million (US$28.7 million), representing an increase of 12% from the same period of 2017.

Total operating expenses. Total operating expenses increased to RMB485.8 million (US$70.7 million), representing an increase of 104% from the same period of 2017.

Selling and marketing expenses. Selling and marketing expenses were RMB182.3 million (US$26.5 million), representing a 181% increase year-over-year. The increase was primarily attributable to increased channel and marketing expenses associated with Bilibili’s app and brand, including promotional activities associated with “Made by Bilibili,” the first press conference for Bilibili-produced animation, held in December 2018, as well as promotional expenses for the Company’s mobile games, and an increase in headcount in selling and marketing personnel.

General and administrative expenses. General and administrative expenses were RMB150.1 million (US$21.8 million), representing a 75% increase year-over-year. The increase was primarily due to increased general and administrative personnel-related expenses and increased other miscellaneous expenses.

Research and development expenses. Research and development expenses were RMB153.5 million (US$22.3 million), representing a 76% increase year-over-year. The increase was primarily due to increased headcount in research and development personnel and increased share-based compensation expenses.

Loss from operations. Loss from operations was RMB288.8 million (US$42.0 million), compared to a loss of RMB62.0 million in the same period of 2017.

Investment income, net. Investment income, net was RMB75.1 million (US$10.9 million), representing an increase of 892% from the same period of 2017. The increase was primarily due to the gain arising from the revaluation of the Company’s previously held equity interest in one of its investees when obtaining control over it during the fourth quarter of 2018, partially offset by the impairment loss charge for other investees.

Income tax expense. Income tax expense was RMB9.0 million (US$1.3 million), compared to RMB2.4 million in the same period of 2017.

Net loss. Net loss was RMB190.8 million (US$27.8 million) for the fourth quarter of 2018, compared to RMB51.3 million in the same period of 2017.

Adjusted net loss.2 Adjusted net loss, which is a non-GAAP measure that excludes share-based compensation expenses and amortization expense related to intangible assets acquired through business acquisitions, was RMB152.0 million (US$22.1 million), compared to RMB25.3 million in the same period of 2017.

Basic and diluted EPS and Adjusted basic and diluted EPS. Basic and diluted net loss per share were RMB0.59 (US$0.09), compared to RMB1.72 in the same period of 2017. Adjusted basic and diluted net loss per share were RMB0.46 (US$0.07), compared to RMB1.34 in the same period of 2017.

Cash and cash equivalents and time deposits. As of December 31, 2018, the Company had cash and cash equivalents, as well as time deposits of RMB4.3 billion (US$623.9 million), compared to RMB764.8 million as of December 31, 2017.

Fiscal Year 2018 Financial Results

Total net revenues. Total net revenues increased to RMB4.1 billion (US$600.5 million), representing an increase of 67% from 2017.

Mobile games. Revenues from mobile games increased to RMB2.9 billion (US$427.1 million), representing an increase of 43% from 2017. The increase was primarily due to the increased number of paying users for mobile games.

Live broadcasting and Value-added services (VAS). Revenues from live broadcasting and VAS increased to RMB585.6 million (US$85.2 million), representing an increase of 232% from 2017, mainly attributable to the Company’s enhanced monetization efforts, led by increases in the number of paying users for live broadcasting services and the Company’s premium membership program.

Advertising. Revenues from advertising increased to RMB463.5 million (US$67.4 million), representing an increase of 191% from 2017. This increase was primarily attributable to additional revenue from brand advertising and the Company’s performance-based advertising launched in the fourth quarter of 2017.

E-commerce and others. Revenues from E-commerce and others were RMB143.5 million (US$20.9 million), representing an increase of 92% from 2017, primarily attributable to the increase in sales of products through the Company’s e-commerce platform.

Cost of revenues. Cost of revenues increased by 71% to RMB3.3 billion (US$476.1 million), compared to RMB1.9 billion in 2017. Revenue-sharing cost, a key component of cost of revenues, was RMB1.6 billion (US$237.2 million), representing an increase of 76% from 2017.

Gross profit. Gross profit increased to RMB855.4 million (US$124.4 million), representing an increase of 56% from 2017.

Total operating expenses. Total operating expenses increased to RMB1.6 billion (US$230.4 million), representing an increase of 105% from 2017.

Selling and marketing expenses. Selling and marketing expenses were RMB585.8 million (US$85.2 million), representing a 152% increase year-over-year. The increase was primarily attributable to increased channel and marketing expenses associated with Bilibili’s app and brand, including promotional activities for offline events, as well as promotional expenses for the Company’s mobile games, and an increase in headcount in selling and marketing personnel.

General and administrative expenses. General and administrative expenses were RMB461.2 million (US$67.1 million), representing a 77% increase year-over-year. The increase was primarily due to increased general and administrative personnel-related expenses, increased share-based compensation expenses and increased other miscellaneous expenses.

Research and development expenses. Research and development expenses were RMB537.5 million (US$78.2 million), representing a 92% increase year-over-year. The increase was primarily due to increased headcount in research and development personnel and increased share-based compensation expenses.

Loss from operations. Loss from operations was RMB729.0 million (US$106.0 million), compared to a loss of RMB224.3 million in 2017.

Investment income, net. Investment income, net was RMB96.4 million (US$14.0 million), compared to RMB23.0 million in 2017. The increase was primarily due to the gain arising from the revaluation of the Company’s previously held equity interest in certain investees when obtaining control over these companies during 2018, partially offset by the impairment loss charge for other investees.

Income tax expense. Income tax expense was RMB26.0 million (US$3.8 million), compared to RMB8.9 million in 2017.

Net loss. Net loss was RMB565.0 million (US$82.2 million), compared to RMB183.8 million in 2017.

Adjusted net loss.2 Adjusted net loss, which is a non-GAAP measure that excludes share-based compensation expenses and amortization expense related to intangible assets acquired through business acquisitions, was RMB377.4 million (US$54.9 million), compared to RMB101.3 million in 2017.

Basic and diluted EPS and Adjusted basic and diluted EPS. Basic and diluted net loss per share were RMB2.64 (US$0.38), compared to RMB8.17 in 2017. Adjusted basic and diluted net loss per share were RMB1.84 (US$0.27), compared to RMB6.99 in 2017.

Notes to Unaudited Financial Information

The unaudited financial information disclosed in this press release is preliminary. The audit of the financial statements and related notes to be included in the Company’s annual report on Form 20-F for the year ended December 31, 2018 is still in progress.

Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between the Company’s audited financial statements and this preliminary unaudited financial information.

Outlook

For the first quarter of 2019, the Company currently expects net revenues to be between RMB1.27 billion and RMB1.29 billion.

The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, and customer demand, which are all subject to change.

1 The Company has adopted ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)”, using the modified-retrospective transition approach beginning January 1, 2018. The adoption did not have a significant impact on the Company’s operating results for the three months and year ended December 31, 2018 and comparable periods.

2 Adjusted net loss, adjusted net loss margin and adjusted basic and diluted EPS are non-GAAP financial measures. For more information on non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Conference Call

The Company’s management will host an earnings conference call at 8:00 PM U.S. Eastern Time on February 27, 2019 (9:00 AM Beijing/Hong Kong time on February 28, 2019).

Dial-in details for the earnings conference call are as follows:

United States:	+1-866-519-4004
International:	+65-6713-5090
Hong Kong:	800-906-601
China:	400-620-8038
Conference ID:	3289659

Participants should dial-in at least 5 minutes before the scheduled start time and ask to be connected to the call for “Bilibili Inc.”

Additionally, a live and archived webcast of the conference call and investor presentation will be available on the Company’s investor relations website at http://ir.bilibili.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the live call through March 6, 2019, by dialing the following telephone numbers:

United States:	+1-855-452-5696
International:	+61-2-8199-0299
Hong Kong:	800-963-117
China:	400-632-2162
Replay Access Code:	3289659

About Bilibili Inc.

Bilibili represents the iconic brand of online entertainment with a mission to enrich the everyday life of young generations in China. Bilibili is a full-spectrum online entertainment world covering a wide array of genres and media formats, including videos, live broadcasting and mobile games. Bilibili provides an immersive entertainment experience and high-quality content that caters to the evolving and diversified interests of its users and communities, and has built its platform based on the strong emotional connections of Bilibili’s users to its content and communities.

For more information, please visit: http://ir.bilibili.com.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as adjusted net loss, adjusted net loss margin and adjusted net loss per share, basic and diluted, in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses and amortization expense related to intangible assets acquired through business acquisitions, which are non-cash charges. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, cash flows or liquidity, investors should not consider them in isolation, or as a substitute for net loss, cash flows provided by operating activities or other consolidated statements of operations and cash flows data prepared in accordance with U.S. GAAP.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.8755 to US$1.00, the exchange rate on December 31, 2018 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the Outlook and quotations from management in this announcement, as well as Bilibili’s strategic and operational plans, contain forward-looking statements. Bilibili may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Bilibili’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Bilibili’s strategies; Bilibili’s future business development, financial condition and results of operations; Bilibili’s ability to retain and increase the number of users, members and advertising customers, provide quality content, products and services, and expand its product and service offerings; competition in the online entertainment industry; Bilibili’s ability to maintain its culture and brand image within its addressable user communities; Bilibili’s ability to manage its costs and expenses; PRC governmental policies and regulations relating to the online entertainment industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Bilibili Inc.

Juliet Yang

Tel: +86-21-2509 9255 Ext. 8523

E-mail: ir@bilibili.com

The Piacente Group, Inc.

Ross Warner

Tel: +86-10-5730-6201

E-mail: bilibili@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: bilibili@tpg-ir.com

BILIBILI INC.

Unaudited Condensed Consolidated Statements of Operations

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2017	2018	2018	2017	2018
	RMB	RMB	RMB	RMB	RMB

Net revenues:
Mobile games	617,472	743,980	712,842	2,058,226	2,936,331
Live broadcasting and VAS	53,626	169,441	201,824	176,443	585,643
Advertising	39,748	137,266	159,917	159,160	463,490
E-commerce and others	22,867	28,149	80,962	74,620	143,467
Total net revenues	733,713	1,078,836	1,155,545	2,468,449	4,128,931
Cost of revenues	(558,011)	(884,207)	(958,501)	(1,919,241)	(3,273,493)
Gross profit	175,702	194,629	197,044	549,208	855,438

Operating expenses:
Selling and marketing expenses	(64,822)	(196,843)	(182,257)	(232,489)	(585,758)
General and administrative expenses	(85,923)	(110,605)	(150,063)	(260,898)	(461,165)
Research and development expenses	(86,984)	(146,201)	(153,483)	(280,093)	(537,488)
Total operating expenses	(237,729)	(453,649)	(485,803)	(773,480)	(1,584,411)
Loss from operations	(62,027)	(259,020)	(288,759)	(224,272)	(728,973)

Other income:
Investment income/(loss), net	7,574	(4,951)	75,113	22,957	96,440
Interest income	796	21,684	26,347	1,483	68,706
Exchange (losses)/gains	(883)	2,162	(4,525)	6,445	(1,661)
Other, net	5,634	5,400	10,046	18,518	26,455
Total other income	13,121	24,295	106,981	49,403	189,940
Loss before income tax	(48,906)	(234,725)	(181,778)	(174,869)	(539,033)
Income tax	(2,418)	(11,363)	(9,046)	(8,881)	(25,988)
Net loss	(51,324)	(246,088)	(190,824)	(183,750)	(565,021)
Accretions to preferred shares redemption value	(67,918)	—	—	(258,554)	(64,605)
Deemed dividend in connection with repurchase of preferred shares	—	—	—	(129,244)	—
Net loss attributable to noncontrolling interests	—	1,149	10,852	—	13,301
Net loss attributable to the Bilibili Inc.’s shareholders	(119,242)	(244,939)	(179,972)	(571,548)	(616,325)

Net loss per share, basic	(1.72)	(0.88)	(0.59)	(8.17)	(2.64)
Net loss per ADS, basic	—	(0.88)	(0.59)	—	(2.64)
Net loss per share, diluted	(1.72)	(0.88)	(0.59)	(8.17)	(2.64)
Net loss per ADS, diluted	—	(0.88)	(0.59)	—	(2.64)
Weighted average number of ordinary shares, basic	69,336,926	278,836,754	307,015,929	69,938,570	233,047,703
Weighted average number of ADS, basic	—	278,836,754	307,015,929	—	233,047,703
Weighted average number of ordinary shares, diluted	69,336,926	278,836,754	307,015,929	69,938,570	233,047,703
Weighted average number of ADS, diluted	—	278,836,754	307,015,929	—	233,047,703

The accompanying notes are an integral part of this press release.

BILIBILI INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2017	2018	2018	2017	2018
	RMB	RMB	RMB	RMB	RMB

Share-based compensation expenses included in:
Cost of revenues	2,309	6,919	5,019	7,936	28,173
Selling and marketing expenses	694	2,588	2,890	3,423	11,499
General and administrative expenses	17,715	23,794	14,939	56,746	102,544
Research and development expenses	4,303	9,040	12,571	11,849	38,977
Total	25,021	42,341	35,419	79,954	181,193

BILIBILI INC.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except for share and per share data)

	December 31,	December 31,
	2017	2018
	RMB	RMB

Assets
Current assets:
Cash and cash equivalents	762,882	3,540,031
Time deposits	1,960	749,385
Accounts receivable, net	392,942	324,392
Receivables due from related parties	29,660	—
Prepayments and other current assets	477,265	990,851
Short-term investments	488,391	945,338
Total current assets	2,153,100	6,549,997
Non-current assets:
Property and equipment, net	186,418	394,898
Production cost	20,796	204,231
Intangible assets, net	426,292	1,419,435
Goodwill	50,967	941,488
Long-term investments	635,952	979,987
Total non-current assets	1,320,425	3,940,039
Total assets	3,473,525	10,490,036
Liabilities
Current liabilities:
Accounts payable	596,507	1,307,598
Salary and welfare payables	148,605	246,815
Taxes payable	24,992	38,505
Deferred revenue	572,848	985,143
Accrued liabilities and other payables	49,318	670,442
Amount due to related parties	5,724	50,331
Total current liabilities	1,397,994	3,298,834
Total liabilities	1,397,994	3,298,834

Total mezzanine equity	4,015,043	—

Total Bilibili Inc.’s shareholders’ (deficit)/equity	(1,939,512)	6,950,796
Noncontrolling interests	—	240,406
Total shareholders’ (deficit)/equity	(1,939,512)	7,191,202

Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	3,473,525	10,490,036

BILIBILI INC.

Unaudited Reconciliations of GAAP and Non-GAAP Results

All amounts in thousands, except for share and per share data

	For the Three Months Ended			For the Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2017	2018	2018	2017	2018
	RMB	RMB	RMB	RMB	RMB

Net loss	(51,324)	(246,088)	(190,824)	(183,750)	(565,021)
Add:
Share-based compensation expenses	25,021	42,341	35,419	79,954	181,193
Amortization expense related to intangible assets acquired through business acquisitions	1,022	1,022	3,366	2,536	6,432
Adjusted net loss	(25,281)	(202,725)	(152,039)	(101,260)	(377,396)

Net loss attributable to the Bilibili Inc.’s shareholders	(119,242)	(244,939)	(179,972)	(571,548)	(616,325)
Add:
Share-based compensation expenses	25,021	42,341	35,419	79,954	181,193
Amortization expense related to intangible assets acquired through business acquisitions	1,022	1,022	3,366	2,536	6,432
Adjusted net loss attributable to the Bilibili Inc.’s shareholders	(93,199)	(201,576)	(141,187)	(489,058)	(428,700)
Adjusted net loss per share, basic	(1.34)	(0.72)	(0.46)	(6.99)	(1.84)
Adjusted net loss per ADS, basic	—	(0.72)	(0.46)	—	(1.84)
Adjusted net loss per share, diluted	(1.34)	(0.72)	(0.46)	(6.99)	(1.84)
Adjusted net loss per ADS, diluted	—	(0.72)	(0.46)	—	(1.84)
Weighted average number of ordinary shares, basic	69,336,926	278,836,754	307,015,929	69,938,570	233,047,703
Weighted average number of ADS, basic	—	278,836,754	307,015,929	—	233,047,703
Weighted average number of ordinary shares, diluted	69,336,926	278,836,754	307,015,929	69,938,570	233,047,703
Weighted average number of ADS, diluted	—	278,836,754	307,015,929	—	233,047,703